082-04214

Man Group plc
20 February 2007

07021395

SUPPL

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 19 February 2007, the Net Asset Value of Man AHL Diversified Futures Ltd was US$29.61.

Track Record: From inception on 12 May 1998

BEST AVAILABLE COPY

	Key Statistics
Last week	-0.80%
Last 12 months	+8.5%
Annualised return since inception	+13.6%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT

This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

PROCESSED
MAR 0 2 2007
THOMSON
FINANCIAL

dw 3/1

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Man Group plc

2. Name of scheme

Man Group Sharesave Scheme

3. Period of return:

From 14 August 2006 To 13 February 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

86,484 Ordinary Shares of 3 US cents each

5. Number of shares issued / allotted under scheme during period:

86,484

6. Balance under scheme not yet issued / allotted at end of period

Nil

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

86,484 Ordinary Shares of 3 US cents each on 14 August 2006

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,882,892,275

Contact for queries

Name B J Wakefield

Address *Sugar Quay, Lower Thames Street, London EC3R 6DU*

Telephone 0207 144 1735

Person making the return

Name B J Wakefield

Position Deputy Group Company Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Man Group plc

2. Name of scheme

Man Group Executive Share Option Scheme 2001

3. Period of return:

From 14 August 2006 To 13 February 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

3,762,792 Ordinary Shares of 3 US cents each

5. Number of shares issued / allotted under scheme during period:

Man Group plc

2. Name of scheme

Man Group plc United States Employee Stock Purchase Plan

3. Period of return:

From 14 August 2006 To 13 February 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

109,338 Ordinary Shares of 3 US cents each

5. Number of shares issued / allotted under scheme during period:

15,840

6. Balance under scheme not yet issued / allotted at end of period

93,498

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

109,338 Ordinary Shares of 3 US cents each on 14 August 2006

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,882,892,275

Contact for queries

Name B J Wakefield

Address Sugar Quay, Lower Thames Street, London EC3R 6DU

Telephone 0207 144 1735

Person making the return

Name B J Wakefield

Position Deputy Group Company Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Man Group plc
13 February 2007

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 12 February 2007, the Net Asset Value of Man AHL Diversified Futures Ltd was US$29.85.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+0.34%
Last 12 months	+8.5%
Annualised return since inception	+13.6%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT

This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

END